 Exhibit 99.33

FORM 51-102F3
Material Change Report

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Field Trip Health Ltd. (formerly, Newton Energy Corporation) (the “Company”) 30 Duncan Street, Suite 401 Toronto, Ontario M5V 2C3

Item 2.	Date of Material Change

October 1, 2020

Item 3.	News Release

A news release dated October 1, 2020 was disseminated via Newswire. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4.	Summary of Material Change

The Company announced that it has completed its previously announced reverse take-over of Field Trip Psychedelics Inc. (“FTP”) by way of a three-cornered amalgamation (the “Transaction”). FTP amalgamated with Newton Energy Subco Limited (“Subco”), a wholly owned subsidiary of the Company. Prior to the closing of the Transaction, the Company changed its name to “Field Trip Health Ltd.” and consolidated the outstanding common shares of the Company (each, a “Share”), on the basis of one post-consolidation Share for every eight pre-consolidation Shares. Pursuant to the Transaction, all securities of FTP were exchanged for equivalent securities of the Company.

Item 5.	Full Description of Material Change

The Company announced that it has completed its previously announced business combination with FTP by way of a three-cornered amalgamation. FTP amalgamated with Subco, a wholly owned subsidiary of the Company, and the securities of FTP were exchanged for securities of the Company. The Transaction was completed pursuant to the terms and conditions of an amalgamation agreement dated August 21, 2020 between the Company, FTP and the Subco.

Pursuant to the Transaction, the Class A Shares of FTP were exchanged for post-consolidation Shares of the Company (“Common Shares”). All convertible securities of FTP were also exchanged for convertible securities of the Company.

Prior to the closing of the Transaction, the Company changed its name to “Field Trip Health Ltd.” The Company is not headquartered in Toronto, Ontario.

Additional information concerning the Transaction, including the recent equity raises completed by FTP prior to the Transaction, can be found in the Company’s listing statement which is available by accessing the Company’s profile on SEDAR, at www.sedar.com.

The Company pre-consolidation Shares were delisted from the NEX Board of the TSX Venture Exchange effective September 30, 2020. The Company Common Shares commenced trading on the Canadian Stock Exchange on October 6, 2020 under the symbol “FTRP”.

Effective October 1, 2020, all directors and officers of the Company resigned and the following directors were appointed to hold office until the next annual general meeting of the shareholders of the Company: Joseph del Moral, Ronan Levy, Hannan Fleiman, Mujeeb Jafferi, Ryan Yermus, Helen Boudreau and Dieter Weinand, all of which were nominees of FTP.

Effective October 1, 2020, Joseph del Moral has been appointed Chief Executive Officer and Donna Wong has been appointed as Chief Financial Officer. In addition, Ronan Levy has been appointed as Executive Chairman, Hannan Fleiman has been appointed as President, Mujeeb Jafferi has been appointed as Chief Operating Officer, Dr. Ryan Yermus has been appointed as Chief Clinical Officer, Paula Amy Hewitt has been appointed as Vice President, General Counsel and Corporate Secretary, Dr. Nathan Bryson has been appointed as Chief Science Officers, Amardeep Manhas has been appointed as Chief Technology Officer and Tyler Dyck has been appointed as Treasurer and Director of Finance.

Immediately prior to the Transaction, DeVisser Gray LLP, of Vancouver, British Columbia served as auditor of the Company. As contemplated in the Company’s management information circular dated August 21, 2020, which is available from the Company’s profile on SEDAR, at www.sedar.com, MNP LLP, being the auditor of FTP, will be appointed as the auditor of the Company for the Company’s current fiscal year.

Pursuant to the Transaction, the fiscal year-end of the Company has changed to March 31st.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact: Paula Amy Hewitt Vice President, General Counsel and Corporate Secretary Telephone: (416) 617-6277

Item 9.	Date of Report

October 8, 2020.